Exhibit 99.2

BrilliA Announces Six-month Earnings of $0.06 per Share and a 17% Revenue Increase for the Six Months Ended September 30, 2024

SINGAPORE, March 21, 2025 -- BrilliA Inc (NYSE American: BRIA) (“BRIA” or “the Company”), a leading one-stop service cross-border solution provider for ladies’ intimate apparel brands, today announced that, for the six-month ended September 30, 2024, the Company had revenue of $27,423,693, a 17% improvement compared with revenue of $23,483,537 for the same period in 2023.

The Company reported revenue of $27.4 million, representing a 17% increase compared to $23.5 million in the same period of 2023. Net income for the six months ended September 30, 2024, was $1.13 million, or $0.06 per share, reflecting a negligible change from $1.13 million, or $0.06 per share, in the prior-year period.

Revenue increased by 17%, driven primarily by a 38% rise in export sales to North America, contributing approximately $6.5 million. This was partially offset by a 56% decline in export sales to Europe, amounting to approximately $3.1 million.

The Company’s gross profit margin improved to 15.4% from 14.8%in the prior year period.

Operating expenses increased by approximately 27%, or $0.6 million, primarily due to a 56% rise in employee benefit expenses ($0.56 million) and a 24% increase in other expenses ($0.20 million), which included travel, entertainment, license fees, and taxes.

As a result of the above-mentioned factors, the Company’s net income for the six months ended September 30, 2024, showed a slight increase to $1,132,224, compared with $1,131,819 in the prior-year period. Cash and cash equivalents as at September 30, 2024, were about $5.9 million compared with approximately $6.4 million as at March 31, 2024. Net cash used in operating activities for the six months ended September 30, 2024, was about $0.20 million, compared with about $0.68 million in the same period a year earlier. Total non-current liabilities at September 30, 2024, were about $1.71 million, compared with zero in the corresponding period in 2023.

“We are quite excited by our financial performance in the first six months ended September 30 2024, especially our 38% growth in sales to North America,” said BrilliA chief executive Kendrew Hartanto. “We were also successful in achieving an improvement in our gross profit margin, which, along with our 17% improvement in revenue, contributed to another profitable period for our Company.

“Going forward, we expect North American sales to remain strong, and for our European intimate apparel sales to be boosted by our recently signed cooperation framework with the French luxury lingerie brand, Maison Lejaby.

“We also expect our own DIANA lingerie brand to begin making significant contributions to overall revenue in Indonesia, Singapore, and other ASEAN countries later this year.”

About BrilliA Inc

BrilliA is a one-stop service cross-border solution provider for ladies’ intimate apparel brands, managing sales and customer relationships with major clients like Fruit of the Loom, Hanes Brands Inc and H&M, with the expertise in handling sourcing, design, prototyping, supply chain to logistic management as well as quality control of products manufactured by independent third party manufacturing facilities for their customers worldwide.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further information, please contact:

BrilliA Inc Contact:
220 Orchard Road, Unit 05-01, Midpoint Orchard
Singapore 238852
(+65) 6235 3388
Email: info@brilliaincorporated.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com

BRILLIA INC AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2024

		Pro forma	Successor
		Six months ended	Six months ended
		September 30,	September 30,
		2023	2024
	Note	(Unaudited)	(Unaudited)*
		USD	USD
Revenue	16	23,483,537	27,423,693
Cost of materials		(12,718,569)	(15,090,191)
Contract manufacturers charges		(7,281,609)	(8,114,670)
Gross profit		3,483,359	4,218,832
Other income	17	48,291	54,972
Depreciation of property, plant and equipment		(17,985)	(22,791)
Depreciation of right-of-use assets		(86,305)	(229,348)
Employee benefit expense	18	(999,461)	(1,558,517)
Other expenses	19	(831,715)	(1,030,375)
Finance costs	20	(7,048)	(67,760)
Net gain/(loss) on impairment of financial assets		(235,775)	74,004
Profit before income taxes		1,353,361	1,439,017
Income tax expenses	21	(221,542)	(306,793)
Profit for the financial period		1,131,819	1,132,224

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
(Loss)/Gain on foreign currency translation		(33,214)	41,056
Other comprehensive income, net of tax		(33,214)	41,056
Total comprehensive income for the period		1,098,605	1,173,280

Profit attributable to:
Owners of the parent		1,130,833	1,130,677
Non-controlling interest		986	1,547
		1,131,819	1,132,224

Total comprehensive income attributable to:
Owners of the parent		1,097,652	1,171,692
Non-controlling interest		953	1,588
		1,098,605	1,173,280

Weighted average number of ordinary shares
basic and diluted		28,530,220	28,530,220
Earnings per share attributable to ordinary shareholders
basic and diluted		0.04	0.04

*	For period prior to the acquisition, the Company is referred to as the Predecessor. For period after the acquisition, it is referred to as Successor. Please refer to “Note 1 Group Reorganization” for detailed explanation.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BRILLIA INC AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2024 AND SEPTEMBER 30, 2024

		Predecessor As of	Successor
		March 31,	As of
		2024 (Pro forma	September 30, 2024
	Note	Unaudited)	(Unaudited)*
		USD	USD
ASSETS
Non-current assets
Property, plant and equipment, net	4	98,016	144,635
Right-of-use assets	5	16,651	2,167,443
Deferred offering costs	6	836,752	1,250,176
Total non-current assets		951,419	3,562,254

Current assets
Inventories	7	7,093,579	9,968,764
Trade and other receivables	8	12,204,289	11,112,834
Amounts due from related parties	9	460,163	559,622
Income tax recoverable		59,314	62,115
Cash and cash equivalents	10	6,383,103	5,898,466
Total current assets		26,200,448	27,601,801

Total assets		27,151,867	31,164,055

LIABILITIES AND EQUITY

Non-current liabilities
Lease liabilities	11	—	1,708,501
		—	1,708,501
Current liabilities
Trade and other payables	12	16,649,567	17,052,169
Amount due to a director	13	—	2,739
Amount due to a shareholder	14	56,895	51,678
Lease liabilities	11	—	423,490
Income tax payable		2,304,921	2,611,714
Total current liabilities		19,011,383	20,141,790
Total liabilities		19,011,383	21,850,291

Capital and reserves
Share capital	15	500	6,660,500
Translation reserve		—	41,015
Merger reserve		717,901	(5,942,099)
Retained earning		7,414,815	8,545,492
		8,133,216	9,304,908

Non-controlling interests		7,268	8,856
Total shareholders’ equity		8,140,484	9,313,764

Total liabilities and equity		27,151,867	31,164,055

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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